UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Kaiser Ventures LLC

(Name of Issuer)

Class A Units

(Title of Class of Securities)

483101101

(CUSIP Number)

Richard E. Stoddard

Chief Executive Officer, President and Chairman of the Board

Kaiser Ventures LLC

3633 Inland Empire Blvd. Suite 480, Ontario, CA 91764

(909) 483-8500

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

October 10, 2011

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.    ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 483101101	13D	Page 2 of 4 Pages

1	NAMES OF REPORTING PERSONS Richard E. Stoddard
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) SC, PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 395,770
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 395,770
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 395,770
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 5.7%
14	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 483101101	13D	Page 3 of 4 Pages

ITEM 1.	SECURITY AND ISSUER

This Amendment No. 1 (this “Amendment”) supplements and amends the statement on Schedule 13D (the “Schedule 13D”) filed by Richard E. Stoddard (the “Reporting Person”) on May 16, 2011, relating to the Class A Units (the “Units”) of Kaiser Ventures LLC, a Delaware limited liability company (the “Issuer”). The address of the Issuer’s principal executive office is 3633 E. Inland Empire Blvd. Suite 480, Ontario, CA 91764. There is no public or secondary trading market for the Units. Accordingly, the Units are not registered on a national securities exchange or quoted on an inter-dealer quotation system of a registered national securities association.

Capitalized terms used herein without definition have the meanings assigned to them in the Schedule 13D.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

Item 5 of the Schedule 13D is hereby supplemented as follows:

(a) As of the date of this Amendment, the Reporting Person beneficially owns 395,770 Units, representing approximately 5.7% of the outstanding Units (assuming that there are 6,957,712 Units of the Issuer outstanding as of the date hereof, which number is based on publicly available information).

(b) The Reporting Person has sole power to vote or direct the vote and sole power to dispose or to direct the disposition of the Units beneficially owned by him.

(c) The Reporting Person was awarded a grant of 25,000 Units on October 10, 2011, pursuant to the terms of his Employment Agreement, except that the award was accelerated pursuant to the approval of the Board of Managers. The Reporting Person has not effected any other transactions in the Units during the past 60 days.

(d) Not applicable.

(e) Not applicable.

CUSIP No. 483101101	13D	Page 4 of 4 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 13, 2011

/s/ Richard E. Stoddard
Name: Richard E. Stoddard